# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cumberland Pharmaceuticals Inc., CIK 0001087294
CUSIP: 230770109
Title of class of securities: Common stock
Address of issuer's principal executive offices: 1600 West End Avenue, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001075050

## Reporting persons
- A.J. Kazimi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,789,155; shared voting power 0; sole dispositive power 5,789,155; shared dispositive power 0; aggregate amount beneficially owned 5,789,155 (38.4% of the class)

## Item 1. Issuer
Name of issuer: Cumberland Pharmaceuticals Inc.
Address of issuer's principal executive offices: 1600 West End Avenue, Suite 1300, Nashville, TN, 37203

## Item 2. Person Filing
Name of person filing: A.J. Kazimi
Address of principal business office or, if none, residence: 1600 West End Avenue, Suite 1300, Nashville, TN 37203
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5701155
Percent of class: 38.07
Sole power to vote or to direct the vote: 5701155
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5701155
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- A.J. Kazimi: /s/ A.J. Kazimi, Chef Executive Officer (02/09/2026)